TRANSGLOBE ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

March 10, 2009

The following discussion and analysis is management’s opinion of TransGlobe’s historical financial and operating results and should be read in conjunction with the message to the shareholders and the audited consolidated financial statements of the Company for the years ended December 31, 2008 and 2007, together with the notes related thereto. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where indicated as being another currency). The effect of significant differences between Canadian and United States accounting principles is disclosed in Note 21 of the consolidated financial statements. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found in the Interactive Data Electronic Applications (“IDEA”) system at http://idea.sec.gov.

Forward-looking Information

This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and http://idea.sec.gov for further, more detailed information concerning these matters.

Use of Barrel of Oil Equivalents

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet of natural gas (“Mcf”) to one barrel (“Bbl”) of crude oil. Boe’s may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measures

Funds Flow from Operations
This document contains the term “funds flow from operations” and “funds flow from continuing operations”, which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with Generally Accepted Accounting Principles (“GAAP”). Funds flow from operations and funds flow from continuing operations are non-GAAP measures that represent cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations and funds flow from continuing operations may not be comparable to similar measures used by other companies.

Reconciliation of Funds Flow from Operations and Funds Flow from Continuing Operations

($000s)	2008	2007
Cash flow from operating activities	57,793	53,618
Changes in non-cash working capital from
continuing operations	1,269	(1,133)
Changes in non-cash working capital from
discontinued operations	205	(344)
Funds flow from operations	59,267	52,141
Less: Funds flow from discontinued operations	6,908	15,856

Funds flow from continuing operations	52,359	36,285

Netback
Netback is a non-GAAP measure that represents revenue net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

1

TRANSGLOBE ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, public company whose continuing activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil. TransGlobe disposed of its Canadian oil and gas operations in 2008 to reposition to a 100% oil, Middle East / North Africa growth company.

SELECTED ANNUAL INFORMATION

($000s, except per share, price and volume
amounts)	2008	% Change	2007	% Change	2006
Total Operations
Average production volumes (Boepd)	7,342	30	5,651	11	5,093
Average sales volumes (Boepd)	7,342	29	5,692	12	5,077
Average price ($/Boe)	86.96	32	65.80	12	58.92
Oil and gas sales	233,695	71	136,709	25	109,190
Oil and gas sales, net of royalties and other	132,393	51	87,911	25	70,097

Cash flow from operating activities	57,793	8	53,618	13	47,383
Funds flow from operations*	59,267	14	52,141	12	46,763
Funds flow from operations per share
- Basic	0.99		0.87		0.80
- Diluted	0.98		0.86		0.77

Net income	31,523	146	12,802	(51)	26,195
Net income per share
- Basic	0.53		0.21		0.45
- Diluted	0.52		0.21		0.43

Continuing Operations
Average production volumes (Bopd)	6,858	61	4,258	6	4,021
Average sales volumes (Bopd)	6,858	61	4,258	5	4,046
Average price from continuing operations
($/Bbl)	88.66	23	72.17	14	63.10
Oil sales	222,538	98	112,171	20	93,189
Oil sales, net of royalties and other	123,231	82	67,628	19	56,836

Cash flow from operating activities	51,090	37	37,418	4	35,812
Funds flow from continuing operations*	52,359	44	36,285	(1)	36,501
Funds flow from continuing operations per
share
- Basic	0.88		0.61		0.62
- Diluted	0.86		0.60		0.60

Net income	23,173	177	8,380	(64)	23,332
Net income per share
- Basic	0.39		0.14		0.40
- Diluted	0.38		0.14		0.39

Total assets	228,238	12	204,219	75	116,473
Cash and cash equivalents	7,634	(40)	12,729	44	8,836
Total long-term debt, including current portion	57,230	1	56,685	-	-
Debt-to-funds flow ratio**	1.0		1.1		-

Reserves
Total proved (MMboe)	12.6	6	11.9	28	9.3
Total proved plus probable (MMBoe)	19.8	21	16.4	40	11.7

*

Funds flow from operations and funds flow from continuing operations are non-GAAP measures that represent cash generated from operating activities and continuing operating activities, respectively, before changes in non-cash working capital.

**	Calculated on a 12-month rolling basis.

In 2008 compared with 2007, TransGlobe,

  Increased proved plus probable reserves by 3.4 MMBoe, representing a production replacement of 232% in 2008;
  Increased total production by 30% to 7,342 Boepd (continuing operations – 61% increase to 6,859 Bopd);
  Increased funds flow by 14% to a record $59.3 million (continuing operations – 44% to $52.4 million) due to increases in revenues, offset by increased royalties and taxes;
  Increased net income by 146% to a record $31.5 million (continuing operations – 177% to $23.2 million) due to an unrealized derivative gain, increased revenues and a gain on disposition of the Canadian operations, offset by higher royalties and taxes, increased operating costs and depletion and depreciation rates;
  Reported an unrealized derivative gain of $9.9 million compared to an unrealized derivative loss of $7.1 million in 2007;
  Increased its ownership in the West Gharib Concession in Egypt to 100% as a result of a corporate acquisition in Q1-2008 and a property acquisition in Q3-2008;
  Completed the sale of its Canadian assets in Q2-2008 to allow the Company to focus on the development of its Middle East / North Africa assets; and
  Reported a debt-to-funds flow ratio of 1.0 at December 31, 2008 (December 31, 2007 – 1.1).
2

TRANSGLOBE ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

2008 TO 2007 NET INCOME VARIANCES

	$000s	$ Per Share Diluted	Variance %
2007 net income	12,802	0.21
Cash items
Volume variance	84,779	1.40	662
Price variance	25,587	0.42	200
Royalties	(54,763)	(0.90)	(428)
Expenses:
Operating	(8,277)	(0.14)	(65)
Realized derivative loss	(6,020)	(0.10)	(47)
Cash general and administrative	(2,726)	(0.04)	(21)
Current income taxes	(19,600)	(0.32)	(153)
Realized foreign exchange loss	89	-	1
Interest on long-term debt	(2,982)	(0.05)	(23)
Other income	(13)	-	-
Cash flow from discontinued operations	(8,948)	(0.15)	(71)
Total cash items variance	7,126	0.12	55
Non-cash items
Unrealized derivative gain	17,004	0.28	133
Depletion, depreciation and accretion	(15,810)	(0.26)	(123)
Stock-based compensation	(744)	(0.01)	(6)
Amortization of deferred financing costs	(1,731)	(0.03)	(14)
Non-cash income from discontinued operations	12,876	0.21	101
Total non-cash items variance	11,595	0.19	91

2008 net income	31,523	0.52	146

Net income increased $18.7 million in 2008 compared with 2007 mainly as a result of higher volumes, higher commodity prices and an unrealized derivative gain, offset by increased depletion and depreciation, increased royalties and taxes and operating expenses in the year ended December 31, 2008.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2008	2007

Dated Brent average oil price ($/Bbl)	96.99	72.60
U.S./Canadian Dollar average exchange rate	1.0671	1.0740

The price of Dated Brent oil averaged $96.99/Bbl in 2008, a increase of 34% from the 2007 price of $72.60/Bbl. The price of Dated Brent oil reached a record high of $144.22 in July 2008. However, financial market instability and a worldwide recession resulted in a steep decline in the price of Dated Brent oil in the latter half of 2008.

The current global financial crisis has reduced liquidity in financial markets, restricted access to financing and caused significant volatility in commodity prices. These issues are expected to impact the performance of the economy in 2009. TransGlobe’s management believes the Company is well positioned to survive the current crisis due to manageable debt levels, positive cash generation from operations, and the availability of cash and cash equivalents.

However, in light of the current economic environment, TransGlobe reduced its capital spending in 2009 and is reviewing costs and efficiency opportunities in the organization. The Company designed its 2009 budget to be flexible, allowing spending to be adjusted as commodity prices change and forecasts are reviewed. To enhance the Company’s liquidity and to fund capital projects in Egypt where a significant discovery in 2008 resulted in production increases, the Company raised approximately C$20.0 million in gross proceeds in February 2009 by issuing 5,798,000 common shares.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

Corporate Acquisition

In the first quarter of 2008, the Company acquired all the shares of GHP Exploration (West Gharib) Ltd. (“GHP”) for total consideration of $40.2 million, plus transaction costs and working capital adjustments, effective September 30, 2007. This acquisition was funded by bank debt and cash on hand. GHP holds a 30% working interest in the West Gharib Concession area in the Arab Republic of Egypt (“Egypt”). With the acquisition of GHP, the Company holds a 100% working interest in the West Gharib Production Sharing Concession (“PSC”), with a working interest of 100% in the Hana development lease and an effective working interest of 75% in the eight non-Hana development leases. TransGlobe is the operator of the West Gharib Concession.

The adjustment date of the acquisition is September 30, 2007, with all changes in working capital to February 5, 2008 (the closing date), including oil production from September 30, 2007 to February 5, 2008, recorded as a purchase price adjustment. Oil produced after February 5, 2008 is recorded as TransGlobe production.

3

TRANSGLOBE ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Property Acquisition

On August 18, 2008, TransGlobe completed an oil and gas property acquisition in Egypt for the remaining 25% financial interest in the eight non-Hana development leases in the West Gharib Concession. The total cost of the acquisition was $18.0 million. In addition, the Company could pay up to $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and in the South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2008, no additional fees are due in 2009. Following this acquisition, TransGlobe now holds a 100% working interest in the West Gharib Concession in Egypt. Production from this acquisition since August 18, 2008 was included in the production for the Company.

Discontinued Operations

TransGlobe sold its Canadian segment of operations on April 30, 2008 to allow the Company to focus on the development of its Middle East/North Africa assets. The sale price of the assets was C$56.7 million, subject to normal closing adjustments. Accordingly, the Canadian segment has been reclassified as discontinued operations in the Consolidated Financial Statements. This is further discussed in the MD&A section entitled “Operating Results From Discontinued Operations”.

SELECTED QUARTERLY INFORMATION

	2008				2007
($000s, except per share, price
and volume amounts)	Q-4**	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1
Total Operations
Average sales volumes (Boepd)	6,893	6,935	7,706	7,845	6,837	5,227	5,353	5,341
Average price ($/Boe)	46.18	104.55	110.21	84.63	75.83	67.04	63.68	53.58
Oil and gas sales	29,285	66,707	77,283	60,420	47,699	32,240	31,016	25,754
Oil and gas sales, net of royalties
and other	18,272	36,577	41,629	35,915	29,343	20,764	20,553	17,251

Cash flow from operating activities	11,252	20,652	9,573	16,316	22,783	8,046	11,260	11,529
Funds flow from operations*	6,134	16,775	18,485	17,873	13,944	13,373	12,814	12,010
Funds flow from operations per
share
- Basic	0.10	0.28	0.31	0.30	0.23	0.22	0.22	0.20
- Diluted	0.10	0.27	0.31	0.30	0.23	0.22	0.21	0.20

Net income (loss)	7,640	24,790	(5,365)	4,458	(719)	5,198	2,343	5,980
Net income (loss) per share
- Basic	0.14	0.41	(0.09)	0.07	(0.02)	0.09	0.04	0.10
- Diluted	0.13	0.41	(0.09)	0.07	(0.02)	0.08	0.04	0.10

Continuing Operations
Average sales volumes (Bopd)	6,893	6,935	7,283	6,322	5,333	3,830	3,964	3,892
Average price from continuing
operations ($/Bbl)	45.97	104.55	112.59	90.49	83.14	74.72	69.42	57.14
Oil sales	29,151	66,707	74,616	52,064	40,788	26,326	25,041	20,016
Oil sales, net of royalties
and other	17,765	36,577	39,541	29,348	23,600	15,793	15,632	12,603

Cash flow from operating activities	11,010	20,483	8,078	11,519	17,011	5,559	7,547	7,301
Funds flow from continuing
operations*	5,579	16,775	16,841	13,164	9,344	9,257	9,073	8,406
Funds flow from continuing
operations per share
- Basic	0.09	0.28	0.28	0.22	0.16	0.16	0.15	0.14
- Diluted	0.09	0.27	0.28	0.22	0.15	0.15	0.15	0.14

Net income (loss)	7,482	24,787	(11,449)	2,353	(2,305)	4,166	1,417	5,102
Net income (loss) per share
- Basic	0.13	0.41	(0.19)	0.04	(0.04)	0.07	0.02	0.09
- Diluted	0.12	0.41	(0.19)	0.04	(0.04)	0.07	0.02	0.08

*

Funds flow from operations and funds flow from continuing operations are non-GAAP measures that represent cash generated from operating activities and continuing operating activities, respectively, before changes in non-cash working capital.

**	Differences between total operations and continuing operations relate to post-closing adjustments on the Canadian disposition.

Net income decreased 69% in Q4-2008 compared with Q3-2008 mainly as a result of a 56% decrease in commodity prices, offset by lower royalties and taxes in Egypt and Yemen.

Funds flow from operations decreased in Q4-2008 by $10.6 million (63%) compared with Q3-2008 mainly as a result of a 56% decrease in average commodity prices, offset by lower royalties and taxes in Egypt and Yemen.

4

TRANSGLOBE ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest Before Royalties and Other

			2008	2007
Egypt	- Oil sales	Bopd	3,072*	432**
Yemen	- Oil sales	Bopd	3,786	3,826
Total continuing operations
	- daily sales volumes	Bopd	6,858	4,258
Canada	- Oil and liquids sales***	Bopd	115	402
	- Gas sales***	Mcfpd	2,212	6,193
Canada		Boepd	484	1,434

Total Company – daily sales volumes		Boepd	7,342	5,692

*

Egypt includes the operating results of GHP for the period February 5, 2008 to December 31, 2008 and the property acquisition for the period from August 18, 2008 to December 31, 2008. In that period, production averaged 1,037 Bopd and 369 Bopd, respectively, for a yearly average of 938 Bopd and 137 Bopd, respectively.

**

The 2007 sales represent the operating results of previously acquired companies for the period of September 25, 2007 to December 31, 2007. In that period, production averaged 1,607 Bopd for a yearly average of 432 Bopd.

***	Canada includes the operating results for the period January 1, 2008 to April 30, 2008. In that period, production from the Canadian assets averaged 1,463 Boepd for a yearly average of 484 Boepd.

Netback from Continuing Operations

Consolidated

	2008		2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	222,538	88.66	112,171	72.17
Royalties and other	99,307	39.56	44,543	28.66
Current taxes	32,230	12.84	12,630	8.13
Operating expenses	19,333	7.70	11,056	7.11

Netback	71,668	28.56	43,942	28.27

Egypt

	2008		2007*
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	86,778	77.18	10,731	68.13
Royalties and other	35,410	31.49	4,202	26.67
Current taxes	14,627	13.01	1,735	11.02
Operating expenses	6,972	6.20	722	4.59

Netback	29,769	26.48	4,072	25.85

*	Represents 97 days of production.

The netback for Egypt in 2008 includes average production of 369 Bopd from the property acquisition on August 18, 2008, and 1,037 Bopd from the GHP acquisition on February 5, 2008. The weighted average selling price during the year for the Egypt production was $77.18/Bbl, which represents an annual average gravity/quality adjustment of $19.81/Bbl to an average Dated Brent oil price for the year of $96.99/Bbl.

  Royalties and taxes as a percentage of revenue increased to 58% in 2008, compared with 55% in 2007. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the PSC allows for recovery of operating and capital costs through a reduction in government take.
  Operating costs for the year ended December 31, 2008 increased 35% to $6.20/Bbl (2007 - $4.59/Bbl). The increased operating costs are due to a high number of workovers on the West Gharib PSC, higher diesel costs and increased staffing.

Yemen

	2008		2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	135,760	97.97	101,440	72.64
Royalties and other	63,897	46.11	40,341	28.89
Current taxes	17,603	12.70	10,895	7.80
Operating expenses	12,361	8.92	10,334	7.40

Netback	41,899	30.24	39,870	28.55

In Yemen, netback increased 6% on a Bbl basis in 2008, compared with 2007, primarily as a result of oil sales increasing by 34%, offset by higher royalty and tax rates. The increase in sales was mainly due to oil prices increasing in 2008 by 35%, over 2007. Sales volumes remained constant in 2008 compared with 2007.

  Royalties and taxes as a percentage of revenue increased to 60% in the year ended December 31, 2008 compared with 51% in 2007. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 PSAs allow for the recovery of operating and capital costs through a reduction in government take of oil production.
  Operating expenses on a Bbl basis for the year ended December 31, 2008 increased 21%, mainly due to declining production in the Tasour field, increased diesel costs and well workovers.
5

TRANSGLOBE ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program was expanded significantly in September 2007 to protect the cash flows from the added risk of commodity price exposure following a marked increase in TransGlobe’s debt levels resulting from the Dublin and Drucker acquisitions.

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

From a corporate perspective, the high oil prices in the first nine months of 2008 had a positive impact on the Company’s revenue, however, these strong prices resulted in $7.5 million of realized losses recorded on the derivative commodity contracts. In the fourth quarter, lower oil prices resulted in the Company reporting a $0.6 million realized gain on the derivative commodity contracts. The mark to market valuation of TransGlobe’s future derivative commodity contracts reversed from a $7.1 million liability at December 31, 2007 to a $2.8 million asset at December 31, 2008, thus resulting in a $9.9 million unrealized gain on future derivative commodity contracts being recorded in the year.

($000s)	2008	2007
Realized cash loss on commodity contracts*	(6,901)	(881)
Unrealized gain (loss) on commodity contracts**	9,906	(7,098)
Total derivative gain (loss) on commodity contracts	3,005	(7,979)

*	Realized cash gain and losses represent actual cash settlements or receipts under the respective contracts.
**	The unrealized gain (loss) on derivative commodity contracts represents the change in fair value of the contracts during the year.

If the Dated Brent oil price remains at the level experienced at the end of 2008, the derivative asset will be realized over the next two years. However, a 10% decrease in Dated Brent oil prices would result in a $1.2 million increase in the derivative commodity contract asset, thus increasing the unrealized gain by the same amount. Conversely, a 10% increase in Dated Brent oil prices would decrease the unrealized gain on commodity contracts by $1.3 million. The following commodity contracts are outstanding at December 31, 2008:

Dated Brent Pricing
Period	Volume	Type	Put-Call
Crude Oil
January 1, 2009-December 31, 2009	12,000 Bbls/month	Financial Collar	$60.00-$82.10
September 1, 2008-January 31, 2009	11,000 Bbls/month	Financial Collar	$60.00-$88.80
February 1, 2009-December 31, 2009	6,000 Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000 Bbls/month	Financial Collar	$60.00-$84.25

The total volumes hedged for the following years are:

	2009	2010
Bbls	221,000	96,000
Bopd	605	263

As a result of the re-evaluation of management’s intent for the derivative commodity contracts, the contracts were classified as both current and long-term assets on the Balance Sheet as there is no intent to settle these derivative instruments early. At December 31, 2008, $2.3 million of the derivative commodity contracts were classified as current assets and $0.5 million of the derivative commodity contracts were classified as long-term assets.

GENERAL AND ADMINISTRATIVE EXPENSES

	2008		2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	11,012	4.10	7,971	3.84
Stock-based compensation	1,830	0.68	1,086	0.52
Capitalized G&A	(2,583)	(0.96)	(1,947)	(0.94)
Overhead recoveries	(46)	(0.02)	(367)	(0.18)

G&A (net)	10,213	3.80	6,743	3.24

In 2008, G&A (net) increased 51% (on a Boe basis, 17%), compared with 2007. The G&A per Boe is higher mainly as a result of the West Gharib acquisitions, a new operated area for the Company, which required higher staffing levels and increased travel costs. Higher professional fees resulting from the acquisitions and increased compliance, higher stock-based compensation expenses, as well as one-time charges relating to the disposition of the Canadian operations also contributed to the rise in total G&A costs.

INTEREST ON LONG-TERM DEBT

Interest expense in the year ended December 31, 2008 increased to $6.2 million (2007 - $1.5 million). Interest expense for the year ended December 31, 2008 includes interest on long-term debt and amortization of transaction costs associated with long-term debt. During the year, the Company expensed $1.9 million of transaction costs (2007 - $0.2 million). The Company had $58.0 million of debt outstanding on December 31, 2008 (December 31, 2007 - $58.0 million). The long-term debt bears interest at the Eurodollar Rate plus three percent.

6

TRANSGLOBE ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

DEPLETION AND DEPRECIATION

	2008		2007
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl*
Egypt	23,052	20.50	3,144	19.96
Yemen	11,993	8.65	12,157	8.71
Dry hole costs write-off	-	-	4,111	-
Corporate	333	-	156	-

	35,378	14.09	19,568	12.59

*	Egypt depletion and depreciation $/Bbl for the year ended December 31, 2007 excludes $4.1 million in dry hole costs on the Nuqra block written off prior to the West Gharib PSC acquisition.

In Egypt, depletion and depreciation (“DD&A”) in the year ended December 31, 2008 increased to $23.0 million, due to DD&A charges from the West Gharib acquisitions in Egypt. The high DD&A costs per Bbl result from the fact that DD&A is depleted on proved reserves, while the purchase price for the Egypt acquisitions were based on proved plus probable reserves. The DD&A rate per Bbl is expected to decrease as the probable reserves are converted to proved reserves.

In Yemen, DD&A on a Bbl basis remained consistent for the year ended December 31, 2008 compared with 2007.

In Egypt, unproven property costs of $10.0 million (2007 - $7.2 million) relating to Nuqra ($8.0 million) and West Gharib ($2.0 million) were excluded from costs subject to depletion and depreciation. In Yemen, unproven property costs of $7.2 million (2007 -$7.1 million) relating to Block 72, Block 75 and Block 84 were excluded from costs subject to depletion and depreciation.

CAPITAL EXPENDITURES/DISPOSITIONS

	2008	2007
(000s)	$	$
Egypt	34,797	6,904
Yemen	8,819	18,437
Corporate	241	21
	43,857	25,362
Acquisitions	54,602	54,823

Total	98,459	80,185

In Egypt, the Company drilled 14 wells in the year ended December 31, 2008, including one oil well at Hana West, five oil wells at Hana, three oil wells at South Rahmi, one oil well at each of Arta, Hoshia and East Hoshia, a water injection well at Hoshia and a dry hole at West Hoshia in the West Gharib area. TransGlobe also completed a 3-D seismic program on the West Gharib Block. In February 2008, the Company acquired the shares of GHP that owns a 30% working interest in the West Gharib PSC and valued the property, plant and equipment of GHP at $36.6 million. Goodwill of $3.6 million was recorded on this acquisition. TransGlobe further increased its ownership in the remaining eight non-Hana leases on the West Gharib PSC by 25% to 100% in August 2008 through an $18.0 million property acquisition.

In Yemen, the Company drilled four wells on Block 32 and one well on Block 72, completed the Block S-1 central production facility expansion, increased gas injection on the An Nagyah field on Block S-1 and completed a 3-D seismic program on Block 72 during the year ended December 31, 2008.

FINDING AND DEVELOPMENT COSTS/FINDING, DEVELOPMENT AND NET ACQUISITION COSTS

Canadian National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), specifies how finding and development (“F&D”) costs should be calculated. NI 51-101 requires that exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. TransGlobe believes that the provisions of NI 51-101 do not fully reflect TransGlobe’s ongoing reserve replacement costs. Since acquisitions can have a significant impact on TransGlobe’s annual reserves replacement cost, to not include these amounts could result in an inaccurate portrayal of TransGlobe’s cost structure. Accordingly, TransGlobe has also reported finding, development and acquisition (“FD&A”) costs that will incorporate all acquisitions net of any dispositions during the year.

Proved
($000s, except volumes and $/Boe amounts)	2008	2007	2006
Total capital expenditure	43,292	37,015	51,555
Acquisitions	58,946	62,821	-
Dispositions	(57,295)
Net change from previous year’s future capital	(6,479)	(2,467)	(1,154)
	38,464	97,369	50,401
Reserve additions and revisions (MBoe)
Exploration and development	3,474	1,634	3,371
Acquisitions, net of dispositions	(227)	2,953	-
Total reserve additions (Mboe)	3,247	4,587	3,371

Average cost per Boe
F&D	11.77	21.14	14.95
FD&A	11.85	21.23	14.95

Three-year weighted average cost per Boe
F&D	14.97	15.77	11.85
FD&A	16.62	17.25	11.85

7

TRANSGLOBE ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Proved Plus Probable
($000s, except volumes and $/Boe amounts)	2008	2007	2006
Total capital expenditure	43,292	37,015	51,555
Acquisitions	58,946	68,716	-
Dispositions	(57,295)
Net change from previous year’s future capital	(8,602)	(6,587)	3,943
	36,341	99,144	55,498
Reserve additions and revisions (MBoe)
Exploration and development	5,546	1,537	3,025
Acquisitions, net of dispositions	363	5,264	-
Total reserve additions (Mboe)	5,909	6,801	3,025

Average cost per Boe
F&D	6.67	19.79	18.35
FD&A	6.15	14.58	18.35

Three-year weighted average cost per Boe
F&D	12.35	19.88	12.83
FD&A	12.14	16.81	12.83

Note: The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

RECYCLE RATIO

	Three Year
Proved	Weighted Average	2008	2007	2006
Netback ($/Boe)	23.90	22.05	25.10	25.23
Proved F&D costs ($/Boe)	14.97	11.77	21.14	14.95
Proved FD&A costs ($/Boe)	16.62	11.85	21.23	14.95
F&D Recycle ratio	1.60	1.87	1.19	1.69
FD&A Recycle ratio	1.44	1.86	1.18	1.69

	Three Year
Proved Plus Probable	Weighted Average	2008	2007	2006
Netback ($/Boe)	23.90	22.05	25.10	25.23
Proved plus Probable F&D costs ($/Boe)	12.35	6.67	19.79	18.35
Proved plus Probable FD&A costs ($/Boe)	12.14	6.15	14.58	18.35
F&D Recycle ratio	1.93	3.31	1.27	1.38
FD&A Recycle ratio	1.97	3.59	1.72	1.38

The 2008 proved and the proved plus probable recycle ratios increased from 2007 mainly as a result of higher reserve additions. The changes in the 2007 proved plus probable recycle ratio from 2006 mainly relates to the acquisition of the West Gharib PSC in Egypt.

The recycle ratio measures the efficiency of TransGlobe’s capital program by comparing the cost of finding and developing proved reserves with the netback from production. The ratio is calculated by dividing the netback by the proved finding and development cost on a Boe basis. Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, general and administrative (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Boe of production.

($000s, except volumes and per Boe amounts)	2008	2007	2006
Net income	31,523	12,802	26,195
Adjustments for non-cash items:
Depletion, depreciation and accretion	38,056	31,172	18,941
Stock-based compensation	1,830	1,086	1,168
Future income taxes	(82)	45	263
Amortization of deferred financing costs	1,884	153	179
Unrealized loss (gain) on commodity contracts	(9,906)	7,098	83
Gain on sale	(4,012)	-	-
Settlement of asset retirement obligations	(25)	(215)	(66)
Netback	59,268	52,141	46,763
Sales volumes (MBoe)	2,687	2,078	1,853
Netback per Boe	22.05	25.10	25.23

OUTSTANDING SHARE DATA

As at December 31, 2008, the Company had 59,499,839 common shares issued and outstanding. Following the bought-deal financing that closed on February 25, 2009, the Company has 65,327,839 common shares issued and outstanding.

In August 2008, the Company renewed its Normal Course Issuer Bid (“NCIB”) with the Toronto Stock Exchange (“TSX”). Pursuant to the NCIB, the Company may repurchase, from time to time, as it considers advisable, up to 5,558,322 common shares during the 12-month period commencing August 1, 2008 and ending July 31, 2009. During 2008, the Company repurchased and cancelled 300,000 common shares at an average price of C$3.87 per share. During the year ended December 31, 2007, the Company purchased 115,900 common shares at an average price of C$4.07 per share.

8

TRANSGLOBE ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to measure the Company’s overall financial strength is debt-to-funds flow from operating activities (calculated on a 12-month rolling basis). TransGlobe’s debt-to-funds flow from operating activities ratio, a key short-term leverage measure, remained strong at 1.0 times at December 31, 2008. This was within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the years ended December 31, 2008 and 2007:

Sources and Uses of Cash

($000s)	2008	2007
Cash sourced
Funds flow from operations*	52,359	36,285
Increase in long-term debt	55,000	63,000
Exercise of options	514	605
Other	201	218
	108,074	100,108
Cash used
Exploration and development expenditures	43,857	25,362
Bank financing costs	1,339	1,097
Acquisitions	62,392	68,001
Repayment of long-term debt	55,000	5,000
Purchase of common shares	1,135	472
Options exercised for cash payments	256	-
	163,979	99,932
Net cash from continuing operations	(55,905)	176
Net cash from discontinued operations	53,098	4,203
Increase in non-cash working capital	(2,288)	(486)
Change in cash and cash equivalents	(5,095)	3,893
Cash and cash equivalents – beginning of year	12,729	8,836
Cash and cash equivalents – end of year	7,634	12,729

*	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures and the acquisition of the remaining working interests in the West Gharib concession area in Egypt was provided by funds flow from operations, working capital and long-term debt.

Working capital is the amount by which current assets exceed current liabilities. At December 31, 2008 the Company had working capital of $24.0 million (2007 - $5.5 million). Accounts receivable increased primarily as a result of increased sales in Egypt. These receivables are not considered to be impaired. Accounts payable increased due to an increased working interest and increased drilling activity in Egypt.

The Company expects to fund its 2009 exploration and development program of $35.2 million and contractual commitments through the use of working capital, cash generated by operating activities and equity financing of up to C$23.0 million, before expenses, in Q1-2009. The use of new financing during 2009 may also be utilized to accelerate existing projects, retire existing debt or to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

At December 31, 2008, TransGlobe has a $60.0 million Revolving Credit Agreement of which $58.0 million is drawn. In February 2008, the Company increased its Term Loan Agreement from $8.0 million to $48.0 million in connection with the acquisition of GHP. The entire amount of the Term Loan and $7.0 million of the Revolving Credit Agreement was repaid in April 2008 with the proceeds from the disposition of the Canadian operations. In August 2008, in connection with the property acquisition in Egypt, a further $15.0 million was drawn against the Revolving Credit Agreement.

($000s)	December 31, 2008	December 31, 2007
Revolving Credit Agreement	58,000	50,000
Term Loan Agreement	-	8,000
	58,000	58,000
Unamortized transaction costs	(770)	(1,315)
	57,230	56,685

Current portion of long-term debt	-	4,727
Long-term debt	57,230	51,958

9

TRANSGLOBE ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company enters into arrangements and incurs obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)	Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable, accrued liabilities and
other	Yes-Liability	16,273	16,273	-	-	-
Long-term debt:
Revolving Credit Agreement	Yes-Liability	58,000	-	58,000	-	-
Office and equipment leases	No	792	340	452	-	-
Minimum work commitments[3]	No	9,800	1,400	1,800	6,600	-

Total		84,865	18,013	60,252	6,600	-

1.	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2.	Payments denominated in foreign currencies have been translated at December 31, 2008 exchange rates.
3.	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the East Hoshia Development Lease in Egypt, the Company has committed to drilling three exploration wells and submitted a letter of production guarantee for $4.0 million ($1.4 million remaining) as security (expiring June 1, 2009). One exploration well has been drilled.

Pursuant to the PSA for Block 72, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $4.0 million ($1.3 million to TransGlobe) during the first exploration period, all of which had been spent at December 31, 2008. The Contractor entered the second three-year exploration period on January 12, 2009. The Contractor has a commitment to drill one exploration well for $2.0 million ($0.7 million to TransGlobe).

Pursuant to the PSA for Block 75, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $7.0 million ($1.8 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36-month exploration period commenced March 8, 2008. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the bid awarded for Block 84, Yemen, the Contractor (joint venture partners) has a minimum financial commitment of $20.1 million ($6.6 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42-month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur in 2009.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $7.0 million if incremental reserve thresholds are reached in the East Hoshia (up to $5.0 million) and South Rahmi (up to $2.0 million) development leases, to be evaluated annually. As at December 31, 2008, no additional fees are due in 2009.

OFF BALANCE SHEET ARRANGEMENTS

The Company has certain lease agreements, all of which are reflected in the Commitments and Contingencies table (above), which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2008.

OPERATING RESULTS FROM DISCONTINUED OPERATIONS

The following applies to the Canadian operations only. The sale of the Canadian operations closed April 30, 2008. Year-to-date 2008 figures include four months of operational and financial results. Comparative 2007 figures are for the full year. The Canadian operations and results have been accounted for as discontinued operations.

Net Operating Results

Canada

	2008		2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	2,198	96.75	5,147	66.82
Gas sales ($ per Mcf)	7,226	8.92	15,018	6.64
NGL sales	1,638	84.38	3,954	56.49
Other sales	94	-	419	-
	11,156	63.00	24,538	46.85
Royalties and other	1,994	11.26	4,255	8.12
Operating expenses	2,228	12.58	4,212	8.04

Netback	6,934	39.16	16,071	30.69

10

TRANSGLOBE ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Depreciation, Depletion and Accretion (“DD&A”)

	2008		2007
(000s, except per Boe amounts)	$	$/Boe	$	$/Boe

Canada	2,678	15.12	11,604	22.17

In Canada, DD&A decreased 32% per Boe to $15.12/Boe in the year ended December 31, 2008 compared with $22.17/Boe in the same period in 2007. DD&A was not recognized on the Canadian assets after the held-for-sale criterion had been met.

Capital expenditures

($000s)	2008	2007
Canada	857	11,653

SUBSEQUENT EVENT

On February 4, 2009, the Company announced it had entered into an agreement with a syndicate of underwriters, whereby the members of the syndicate agreed to purchase for resale, on a bought deal basis, 5,798,000 common shares of the Company at C$3.45 per Common Share to raise gross proceeds of approximately C$20.0 million. Closing of the offering occurred on February 25, 2009. TransGlobe has also granted the underwriters an over-allotment option to purchase, on the same terms, up to an additional 869,700 Common Shares. This option is exercisable, in whole or in part, by the underwriters, in their sole discretion, at any time up to 30 days after closing. The maximum gross proceeds raised under the offering will be approximately C$23.0 million, should the over-allotment option be exercised in full.

MANAGEMENT STRATEGY AND OUTLOOK FOR 2009

TransGlobe is committed to maintaining its strong financial position to support capital programs and provide shareholders with an enhanced return on investment during the current challenging economic environment. Management has taken action to maintain the Company’s strong balance sheet including reduced capital spending, cost efficiency opportunities and raising up to C$23.0 million, before expenses, in Q1-2009 through an issuance of common shares.

The 2009 outlook provides information as to management’s expectation for results of operations for 2009. Readers are cautioned that the 2009 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements” included on the first page of the MD&A.

2009 Outlook Highlights

  Production is expected to average between 8,500 and 9,000 Bopd, a 19% increase over the 2008 average production;
  Exploration and development spending is budgeted to be $35.2 million, a 20% decrease from 2008 (allocated 60% to Egypt and 40% to Yemen) funded from funds flow from operations and cash on hand; and
  Using the mid-point of production expectations and an average oil price assumption for the year of $40.00/Bbl for Dated Brent oil, funds flow from operations is expected to be $24.0 million.

2009 Production Outlook

Production for 2009 is expected to average between 8,500 and 9,000 Bopd, representing a 16% to 22% increase over the 2008 average production of 7,342 Boepd. This target includes preliminary results from the new Hana West discovery. Production from the West Gharib fields in Egypt is expected to average approximately 5,200 to 5,700 Bopd during 2009, with the balance of approximately 3,300 Bopd coming from the Yemen properties.

Production Forecast
	2009 Guidance	2008 Actual	% Change *

Barrels of oil equivalent per day	8,500-9,000	7,342	19*

*	% growth based on mid-point of outlook.

2009 Funds Flow From Operations Outlook

This outlook was developed using the above production forecast and a Dated Brent oil price of $40.00/Bbl.

2009 Funds Flow From Operations Outlook
($ million)	2009 Guidance	2008 Actual	% Change *

Funds flow from operations **	24.0	59.3	(60)

*	% growth based on mid-point of outlook.
**	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

While production is forecast to grow by 19% year-over-year, funds flow from operations is expected to decrease by 60%, mainly as a result of lower oil prices. Variations in production and commodity prices during 2009 could significantly change this outlook. An increase or decrease in the oil price of $10.00/Bbl would change anticipated funds flow by approximately $10.0 million for the year.

11

TRANSGLOBE ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

2009 Capital Budget
($ million)	2009
Egypt	21.0
Yemen	14.0
Corporate	0.2
Total	35.2

In 2009, TransGlobe’s capital strategy is to maximize the value of its assets in Egypt and Yemen. In Egypt, the Company will focus its efforts on the new Hana West discovery and waterflood projects at Hana and Hoshia. The Company plans to drill between 10-12 wells. In Yemen, the Company plans to drill between five and nine wells. The 2009 capital budget is expected to be funded from funds flow, working capital and equity financing (see Subsequent Events section of the MD&A). The Company has designed its 2009 budget to be flexible allowing spending to be adjusted as commodity prices change and forecasts are reviewed.

RISKS

TransGlobe’s results are affected by a variety of business risks and uncertainties in the international petroleum industry including but not limited to:

  Financial risks including market risks (such as commodity price, foreign exchange and interest rates), credit risks and liquidity risks;
  Operational risks including capital, operating and reserves replacement risks;
  Safety, environmental and regulatory risks; and
  Political risks

Many of these risks are not within the control of management, but the Company has adopted several strategies to reduce and minimize the effects of these risks:

Financial risks

Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on TransGlobe.

The global financial crisis, which developed in late 2008, has increased the risk associated with timely access to debt, capital, and banking markets, along with market instability which may have an impact on TransGlobe’s ability to obtain additional funding in the future. To mitigate this risk, management has been adjusting operational and financial risk strategies and continues to monitor the 2009 capital budget and the Company’s long-term plans. The Company has designed its 2009 budget to be flexible allowing spending to be adjusted as commodity prices change and forecasts are reviewed.

Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil and natural gas prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

a) Commodity price risk

The Company’s operational results and financial condition are dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly this year.

Any movement in commodity prices would have an effect on the Company’s financial condition which could result in the delay or cancellation of drilling, development or construction programs, all of which could have a material adverse impact on the Company. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.

b) Foreign currency exchange risk

The Company’s Canadian dollar transactions are exposed to fluctuations in foreign currency exchange rates. The Company manages its foreign currency exchange risk by maintaining foreign currency bank accounts to offset foreign currency payables and planned expenditures.

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the potential impact of fluctuations in foreign exchange rates on the Company’s financial instruments would have a minimal impact on net income and other comprehensive income for the year ended December 31, 2008.

c) Interest rate risk

Fluctuations in interest rates could result in a change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2008 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net income, for the year ended December 31, 2008, by $0.6 million. The effect of interest rates decreasing by 1% would increase the Company’s net income, for year ended December 31, 2008, by $0.6 million.

12

TRANSGLOBE ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit Risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations. The majority of the accounts receivable are in respect of oil operations. The Company is and may in the future be exposed to third-party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum production and other parties, including the governments of Egypt and Yemen. Significant changes in the oil industry, including fluctuations in commodity prices and economic conditions, environmental regulations, government policy, royalty rates and other geopolitical factors, could adversely affect the Company’s ability to realize the full value of its accounts receivable. The Company currently has, and historically has had, a significant account receivable outstanding from the government of Egypt. While the government of Egypt does make regular payments on these amounts owing, the timing of these payments has historically been longer than normal industry standard. While the Company has no reason to believe that it will not collect this account receivable in full, there can be no assurance that this will occur. In the event the government of Egypt fails to meet its obligations, or other third-party creditors fail to meet their obligations to the Company, such failures could individually or in the aggregate have a material adverse effect on the Company, its cash flow from operating activities and its ability to conduct its ongoing capital expenditure program. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

In Egypt, the Company sold all of its 2008 production to one purchaser. In Yemen, the Company sold all of its 2008 Block 32 production to one purchaser and all of its 2008 Block S-1 production to one purchaser.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

To mitigate these risks, the Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future cash flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs.

Operational Risks

The Company’s future success largely depends on its ability to exploit its current reserve base and to find, develop or acquire additional oil reserves that are economically recoverable. Failure to acquire, discover or develop these additional reserves will have an impact on cash flows of the Company.

Third parties operate some of the assets in which TransGlobe has interests. As a result, TransGlobe may have limited ability to exercise influence over the operations of these assets and their associated costs. The success and timing of these activities may be outside of the Company’s control.

To mitigate these operational risks, as part of its capital approval process, the Company applies rigorous geological, geophysical and engineering analysis to each prospect. The Company utilizes its in-house expertise for all international ventures or employs and contracts professionals to handle each aspect of the Company’s business. The Company retains independent reserve evaluators to determine year-end Company reserves and estimated future net revenues.

The Company also mitigates operational risks by maintaining a comprehensive insurance program according to customary industry practice, but cannot fully insure against all risks.

Safety, Environmental and Regulatory Risks

To mitigate environmental risks the Company conducts its operations to ensure compliance with government regulations and guidelines. Monitoring and reporting programs for environmental health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met.

Security risks are managed through security policies designed to protect TransGlobe’s personnel and assets. The Company has a “Whistleblower” protection policy which protects employees if they raise any concerns regarding TransGlobe’s operations, accounting or internal control matters.

Regulatory and legal risks are identified and monitored by TransGlobe’s corporate team and external legal professionals to ensure that the Company continues to comply with laws and regulations.

Political Risks

TransGlobe operates in countries with different political, economic and social systems which subject the company to a number of risks that are not within the control of the Company. These risks may include, among other things, currency restrictions and exchange rate fluctuations, loss of revenue and property and equipment as a result of expropriation, nationalization, war, insurrection and geopolitical and other political risks, increases in taxes and governmental royalties, changes in laws and policies governing operations of foreign-based companies, and economic and legal sanctions and other uncertainties arising from foreign governments.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make appropriate decisions with respect to the selection of accounting policies and in formulating estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses. The following is included in the MD&A to aid the reader in assessing the critical accounting policies and practices of the Company. The information will also aid in assessing the likelihood of materially different results being reported depending on management’s assumptions and changes in prevailing conditions which affect the application of these policies and practices. Significant accounting policies are disclosed in Note 1 of the Consolidated Financial Statements.

13

TRANSGLOBE ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Oil and Gas Reserves

TransGlobe’s proved and probable oil and gas reserves are 100% evaluated and reported on by independent reserve evaluators to the Reserves Committee comprised of independent directors. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery based on cash flow forecasts.

Full Cost Accounting for Oil and Gas Activities

a) Depletion and Depreciation Expense
TransGlobe follows the Canadian Institute of Chartered Accountants’ guideline on full cost accounting in the oil and gas industry to account for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for, and the development of natural gas and crude oil reserves are capitalized on a country-by-country cost centre basis and costs associated with production are expensed. The capitalized costs are depleted, depreciated and amortized using the unit-of-production method based on estimated proved reserves. Reserve estimates can have a significant impact on earnings, as they are a key component in the calculation of depletion, depreciation and amortization. A downward revision in a reserve estimate could result in a higher DD&A charge to earnings. In addition, if net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserve estimates (see asset impairment discussion below), the excess must be written off as an expense charged against earnings. In the event of a property disposition, proceeds are normally deducted from the full cost pool without recognition of a gain or loss unless there is a change in the DD&A rate of 20% or greater.

b) Unproved Properties
Certain costs related to unproved properties and major development projects are excluded from costs subject to depletion and depreciation until the earliest of a portion of the property becomes capable of production, development activity ceases or impairment occurs. These properties are reviewed quarterly and any impairment is transferred to the costs being depleted or, if the properties are located in a cost centre where there is no reserve base, the impairment is charged directly to earnings.

c) Asset Impairments
Under full cost accounting, a ceiling test is performed to ensure that unamortized capitalized costs in each cost centre do not exceed their fair value. An impairment loss is recognized in net earnings when the carrying amount of a cost centre is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than carrying amount, the impairment loss is limited to an amount by which the carrying amount exceeds the sum of:

i) the fair value of reserves; and
ii) the costs of unproved properties that have been subject to a separate impairment test.

Production Sharing Agreements

International operations conducted pursuant to production sharing agreements (PSAs) are reflected in the Consolidated Financial Statements based on the Company’s working interest in such operations. Under the PSAs, the Company and other nongovernmental partners pay all operating and capital costs for exploring and developing the concessions. Each PSA establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint venture partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company’s share and is recorded net of royalty payments to government and other mineral interest owners. For our international operations, all government interests, except for income taxes, are considered royalty payments. Our revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.

Derivative Financial Instruments and Hedging Activities

a) Financial Instruments
All financial instruments are initially measured in the balance sheet at fair value. Subsequent measurement of the financial instruments is based on their classification. The Company has classified each financial instrument into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest rate method. For all financial assets and financial liabilities that are not classified as held-for-trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are adjusted to the fair value initially recognized for that financial instrument. These costs are expensed using the effective interest rate method and are recorded within interest expense. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.

Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments are recorded in the balance sheet at fair value unless they qualify for the expected purchase, sale and usage exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

The Company has classified its derivative commodity contracts and cash and cash equivalents as held-for-trading, which are measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; operating bank loans, accounts payable and accrued liabilities, and long-term debt, including interest payable, are classified as other liabilities, all of which are measured at amortized cost the classification of all financial instruments is the same at inception and at December 31, 2008. The Company has elected to classify all derivatives and embedded derivatives as held-for trading, which are measured at fair value with changes being recognized in net income.

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TRANSGLOBE ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

b) Derivative Instruments and Hedging Activities
Derivative financial instruments are used by the Company to manage its exposure to market risks relating to commodity prices. The Company’s policy is not to utilize derivative financial instruments for speculative purposes. The Company does not use hedge accounting.

Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded at fair values where instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net income. Realized gains or losses from financial derivatives related to commodity prices are recognized in revenues as the related sales occur. Unrealized gains and losses are recognized in revenues at the end of each respective reporting period. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.

c) Embedded Derivatives
Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not classified as held for trading or designated at fair value. The Company elected January 1, 2003 as the transition date for embedded derivatives.

d) Comprehensive Income
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. Foreign exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation, net of tax, are recorded in comprehensive income. Accumulated other comprehensive income is an equity category comprised of the cumulative amounts of other comprehensive income. Effective May 1, 2008, the Company determined that its foreign operations were integrated as a result of the sale of the Canadian segment and its results were translated prospectively using the temporal method from that date.

CHANGES IN ACCOUNTING POLICIES

The following accounting pronouncements had an impact on the financial statements of the Company in 2008:

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 1535, Capital Disclosures as issued by the Accounting Standards Board (“AcSB”). The main features of this section are to establish requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital, quantitative data about what it regards as capital, and whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The Company applied this policy prospectively.

Effective January 1, 2008, the Company adopted CICA Section 3862, Financial Instruments Disclosures, and CICA Section 3863, Financial Instruments Presentation, which require incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed. The Company applied this policy prospectively.

Foreign Currency Translation

In the second quarter of 2008, as a result of the sale of the Canadian oil and natural gas interests, the Company reviewed its foreign currency translation policy for its Canadian operations and determined that such operations are now integrated. The accounts of integrated operations are translated using the temporal method, whereby monetary assets and liabilities are translated at the period-end exchange rates, non-monetary assets and liabilities at the historical rates and revenues and expenses at the rates for the period, except for the depreciation, depletion and accretion expense, which is translated on the same basis as the related assets. Translation gains and losses related to the operations are included in net income. Previously, operations in Canada were considered to be self-sustaining and translated using the current rate method. Under the current rate method, assets and liabilities are translated at the period-end exchange rates, while revenues and expense are translated using rates for the period and gains and losses are included as a separate component of shareholders’ equity. This change in practice was adopted prospectively beginning May 1, 2008.

NEW ACCOUNTING STANDARDS

The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have an impact on the Company:

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this Standard should not have a material impact on the Consolidated Financial Statements.

Business Combinations

In December 2008, the CICA issued Section 1582, Business Combinations, which will replace CICA Section 1581 of the same name. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. The Company is currently evaluating the impact of this changeover on its Consolidated Financial Statements.

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TRANSGLOBE ENERGY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-Controlling Interests

In December 2008, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaces existing Section 1600. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier application permitted. These standards currently do not impact the Company as it has full controlling interest of all of its subsidiaries.

International Financial Reporting Standards

In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. On February 13, 2008 the AcSB has confirmed that effective for interim and annual financial statements related to fiscal years beginning on or after January 1, 2011, International Financial Reporting Standards (“IFRS”) will replace Canada’s current GAAP for all publically accountable profit-oriented enterprises.

The Company commenced its IFRS transition project in 2008 and has completed the project awareness and engagement phase of the IFRS transition project. Corporate governance over the project has been established and a steering committee and project team have been formed. The steering committee is comprised of members of management and executive and is responsible for final approval of project recommendations and deliverables to the Audit Committee and Board. Communication, training and education are an important aspect of the Company’s IFRS conversion project. Internal and external training and education sessions have been completed and will continue throughout each phase of the project.

The Company is currently completing the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS. The Company has determined that the most significant impact of IFRS conversion is to property and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Conversion to IFRS may have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases. In addition, the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS. IFRS conversion will also result in other impacts, some of which may be significant in nature. The impact on the Company’s Consolidated Financial Statements is not reasonably determinable at this time.

In 2009, the Company will begin the design, planning and solution development phase. Project team members will work in conjunction with representatives from the various operational areas to evaluate the specific impacts of IFRS conversion to TransGlobe, including the Company’s accounting policies, information and computer systems, internal and disclosure controls and financial reporting. The project team will develop recommendations and accounting policies, including the first-time adoption exemptions available upon initial transition to IFRS.

In addition, the Company is monitoring the International Accounting Standards Board’s active projects and all changes to IFRS prior to January 1, 2011 will be incorporated as required

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2008, an evaluation was carried out under the supervision, and with the participation, of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in its annual filings is recorded, processed, summarized and reported within the specified time periods.

INTERNAL CONTROL OVER FINANCIAL REPORTING

TransGlobe’s management has designed and implemented internal controls over financial reporting, as defined under Multilateral Instrument 52-109 of the Canadian Securities Administrators. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to U.S. generally accepted accounting principles, focusing in particular on controls over information contained in the annual and interim financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As at the date of this report, management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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